File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

(Filed March 29, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 29, 2010

Release

Vitro Discloses Debt Restructuring Counterproposal and Updated Financial Projections to Bondholder Group

San Pedro Garza Garcia, Nuevo Leon, Mexico, March 29, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) As part of Vitro's debt restructuring discussions with creditors, the Company has presented a restructuring counterproposal (the "Counterproposal") and updated long-term projections to the representatives of the holders of Senior Notes, which in its three series aggregate US$1.216 billion outstanding principal amount, on March 2, 2010. This disclosure of the restructuring counterproposal and long-term projections is in accordance with an agreement, dated March 1, 2010, with representatives of holders of the Senior Notes.

The Counterproposal provides for the restructuring of approximately US$1.5 billion of Vitro's debt, including the Senior Notes, in exchange for US$660 million of new unsecured notes. Under the proposal, the new unsecured notes would have an eight year term with cash interest payments increasing from 5 percent to 7 percent over the term of the notes. Additionally, the proposal includes eight-year rights that will provide holders with conditional cash payments in the amount equal to 20 percent of each EBITDA dollar that is earned above US$250 million per year.

Approximately US$275 million of the Company's secured debt, off balance sheet securitization facilities, and other unsecured debt, mainly at the subsidiary level, would not be affected by the proposed restructuring. The Counterproposal is subject to the amortization payments of unimpaired Indebtedness not exceeding US$40 million per year in FY 2010 and FY 2011.

Along with the Counterproposal, management presented long-term projections in the format set forth in this release. These projections are intended to reflect the potential economic impact of current market conditions. Should these market conditions change, the Company's long-term projections could be modified. The Company does not normally publish its forecasts and will not be updating the forecasts in future releases.

Vitro continues to focus its efforts on reaching a consensual restructuring agreement with its creditors based on the Company's debt capacity. Though the financial restructuring process is expected to continue for several months, Vitro nevertheless has the financial resources to continue providing uninterrupted high quality products during this time. Vitro expects the result of this financial restructuring to provide it with increased financial flexibility and a stronger balance sheet.

Summary Financial Exhibit

	(US$ millions)	2010E	2011E	2012E	2013E	2014E

	EBITDA	$204	$242	$263	$265	$290

	Capex	(147)	(110)	(114)	(110)	(101)

	Changes in working capital (1)	(11)	(22)	(12)	(9)	(12)

	Other income (expenses) (2)	(28)	(2)	(2)	(2)	(2)

	Changes in other long-term liabilities (3)	(11)	-	-	-	-

	Natural Gas Derivative payments	(4)	(2)	-	-	-

	Cash interest expense and AR securitization fees (4)	(22)	(19)	(19)	(19)	(20)

	Pension fund cash contributions and cash tax expenses	(48)	(45)	(46)	(44)	(45)

	Free cash flow before restructuring indebtedness	($66)	$43	$70	$80	$111

Notes:
(1)	Working capital includes: trade receivables, inventory, other current assets, trade notes payable, accounts payable and other liabilities
(2) Other income (expenses) includes: restructuring expenses and severance payments
(3) Long-term liabilities includes: LT accounts payable and Cristalglass put
(4)	Includes the cash interest expense of the Unimpaired indebtedness assuming the applicable forward interest rate and excludes any cash interest obligations associated with the Restructuring Proposal

Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro's website can be accessed at://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: March 29, 2010